

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Jason Reid
Chief Executive Officer
Fortitude Gold Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

       Re: Fortitude Gold Corporation
            Form 10-K for the Fiscal Year ended December 31, 2021
            Filed March 1, 2022
            File No. 333-249533

Dear Jason Reid:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation